                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ______________

                                  SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                ______________

                               BWAY CORPORATION
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                ______________

                       Options Under Bway Corporation's
                         1995 Long-Term Incentive Plan
              to Purchase Common Stock, Par Value $.01 Per Share,
                            Held by Option Holders
                        (Title of Class of Securities)

                                ______________

                                   056039100
               (CUSIP Number of Underlying Class of Securities)

                                ______________

                                                          copies to:
            Kevin C. Kern                          Jeffrey L. Schulte, Esq.
 Vice President, Administration and                  Heath D. Linsky, Esq.
       Chief Financial Officer                     Morris, Manning & Martin
          Bway Corporation                       1600 Atlanta Financial Center
    8607 Roberts Drive, Suite 250                  3343 Peachtree Road, N.E.
       Atlanta, Georgia 30350                       Atlanta, Georgia 30326
           (770) 645-4800                               (404) 233-7000

                 (Name, address and telephone number of person
                       authorized to receive notices and
                  communications on behalf of filing person)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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                                  [BWAY LOGO]

                                 June 7, 2001

Subject Line: Introducing Bway's Stock Option Replacement Program

         Because Bway is committed to developing additional incentive programs for employees, it is pleased to announce a Stock Option Replacement Program for the benefit of option holders whose stock options are currently underwater (meaning their exercise or "strike" price is above the current market value of Bway's common stock). The Stock Option Replacement Program is an opportunity for eligible holders of options to choose whether they want to keep their current options or have them replaced with a grant given at a later date that has the potential for a lower strike price.

         This letter gives an overview of the program. Bway's offer to exchange new options for currently outstanding options has not yet begun. In several days, Bway intends to furnish you with "Offer to Exchange" that describes the program and a "Letter of Transmittal" that option holders will use if they want to participate in the program.

         Bway's offer will be made under the terms and subject to the conditions of the Offer to Exchange and Letter of Transmittal. BEFORE YOU DECIDE WHETHER TO TENDER ANY OF YOUR OPTIONS, YOU SHOULD CAREFULLY READ THE ENTIRE OFFER TO EXCHANGE AND THE LETTER OF TRANSMITTAL WHEN THEY ARE DELIVERED TO YOU, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. BWAY WILL FILE THESE MATERIALS WITH THE SEC AS PART OF A TENDER OFFER STATEMENT. YOU WILL BE ABLE TO OBTAIN THESE MATERIALS AND OTHER DOCUMENTS FILED BY BWAY WITH THE SEC FOR FREE FROM THE SEC'S WEB SITE AT www.sec.gov.

The Stock Option Replacement Program - What It Is

         The Stock Option Replacement Program will allow eligible holders of options, including employees and directors, to turn in options granted under the 1995 Long-Term Incentive Plan, as amended and restated (the "Plan"), that have an exercise price of $9.00 or higher per share, in exchange for Bway committing to grant new options at a later date. That date will be on or about the first business day that is at least six months and one day following the date Bway cancels the tendered options. (The "Cancellation Date" is the day immediately following the deadline for participation.) For example, if the Cancellation Date, or day that Bway accepts and cancels tendered options is during July 2001, Bway will grant the new options during January 2002. Under this program, for every option a holder turns in, he or she will receive one option (subject to certain adjustments that may occur and that will be described in the Offer to Exchange) at a strike price equal to the fair market value of Bway common stock on the grant date.

         For example, if a holder returns a grant of 3,000 options with a strike price of $15.00 per share prior to the scheduled expiration date in early July 2001, that holder will receive a new grant of 3,000 stock options in early January 2002 with a strike price equal to the fair market value of Bway common stock on the future grant date.

         The new options will have an exercise schedule beginning on the date of grant, currently scheduled to be in January 2002. 50% of the new options will be immediately exercisable on the date of grant and 50% of the new options will be exercisable on the first anniversary of the date of grant. That means that the new grant will be fully exercisable in one year, subject to the terms and conditions discussed below. Please note that this exercise schedule will apply to all new options granted under this program, even those issued in exchange for currently exercisable options. Stock option grants that you choose not to tender will continue to be exercisable according to their current schedule. The new options will expire 10 years from the date of grant.
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         For option grants under the Plan tendered pursuant to the Stock Option
Replacement Program, new options will be granted pursuant to, and be subject to the terms and conditions of, the Plan and a stock option agreement with Bway that you will have to sign on the new grant date.

Who is Eligible

         All holders of options, including employees and directors, are eligible to tender their options for exchange.

How it Works

         If you choose to replace your stock options, please keep in mind the following:

 .    All unexercised options with an exercise price of $9.00 per share or higher, whether exercisable or not exercisable, can be surrendered for exchange.

 .    Only 50% of the new options will be immediately exercisable, even if you surrender vested options for replacement.

How to Participate

         The Offer to Exchange and Letter of Transmittal that we plan to deliver to you shortly will explain what you need to do to participate in the Stock Option Replacement Program. The deadline for participation will be 20 business days after the Offer to Exchange and Letter of Transmittal is distributed by Bway. No action is required in response to this letter. However, you should review the Offer to Exchange and Letter of Transmittal documents closely when they arrive in a few days.

Frequently Asked Questions

Why is Bway giving its eligible option holders the opportunity to replace current underwater options for new options?

         Bway realizes that many current outstanding options have strike prices that are significantly higher than the current market price of the common stock. Because of that, those options may not currently be providing the long-term performance incentives that Bway would like its key team members to have. This replacement program gives option holders a choice to receive options that over time may have a greater potential to increase in value.

If I tender options, why do I have to wait six months and one day for a new grant? Why can't I get a new grant immediately at the current stock price?

         So that we may avoid undesirable accounting treatment, accounting literature requires that we wait a minimum of six months and one day before we issue the replacement options. Further, we are not allowed to establish the exercise price for such replacement options prior to the actual issuance date if we are to avoid such unfavorable accounting treatment for this replacement program. This program balances our desire to make an opportunity available for key team members while not creating a program that is fiscally irresponsible.

Why doesn't Bway simply reprice current options?

         Based on accounting guidance, "repricing" existing options would result in the adverse accounting treatment referred to above and would cause Bway to incur additional compensation expense each quarter until such repriced options are exercised, cancelled or expired. Also, this program lets option holders make an individual decision about what they want to do with their options - repricing requires that everyone participate whether they want to or not.

                                      -2-
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What do we expect the stock price to be in January of next year when the new options are granted?

         There's no way to predict what the stock price will be in January 2002, just as there's no way to predict market volatility over the next six months. It's possible that the market price of Bway common stock could increase so that the exercise price of your replacement options granted in January 2002 could be higher than the current strike price of the options you surrender for exchange.

         You need to make your decision on participating in the Stock Option Replacement Program based on the strike price of your current options, your expectations regarding the performance of our stock between now and January 2002, the revised exercise schedule, the deferral of additional grants during the waiting period and other factors disclosed in the Offer to Exchange.

How can I find out the size and strike price of my current option grants?

         We will send you a letter indicating the size and strike price of your current option grants. In addition, you can review your current stock option agreement(s) or contact Kevin C. Kern at (770) 645-4800.

What if I tender options, but I am no longer with Bway (for any reason, including voluntary termination, involuntary termination or death) before the new options are granted in January 2002?

         If for any reason you are not eligible to receive options pursuant to the Plan (if you are no longer an employee or director of Bway) from the date you tender options through the date we grant the new options, for any reason, you will not receive any new options or any other consideration for your tendered options.

What if I tender options and Bway undergoes a change of control, such as a merger, prior to the grant of the new options?

         If we undergo a change of control, such as a merger, prior to the grant of the new options, it would be our intent to negotiate the terms of that change of control transaction such that you would receive options to purchase securities of the acquiror. However, we have the right to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in our best interest and our stockholders' best interest, and this could result in your not being granted the new options.

What happens to other grants I may have that I choose not to replace?

         Nothing. They remain outstanding and retain their current exercise price and continue to vest. The portion that is exercisable may be exercised during the period after the Cancellation Date and prior to the grant date of the new options.

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